Exhibit 99.48

FAR HOLDINGS BERMUDA LTD

AND

BITZERO BLOCKCHAIN INC.

SALES AND PURCHASE AGREEMENT

THIS SALES AND PURCHASE AGREEMENT (the “SPA”) dated October 30, 2025, is signed by and between BitZERO Blockchain Inc., with its corporate office at 1000 Cathedral Place, 925 W. Georgia St., Vancouver, British Columbia, V6C 2C3, Canada (the “Purchaser”), and FAR Holdings Bermuda Ltd with its registered office at Rosebank Centre, 5th Floor 11 Bermudiana Road Pembroke HM 08, Bermuda (the “Supplier”).

ARTICLE 1 – DEFINITIONS

The terms used in this Sales and Purchase Agreement shall have the meanings assigned to them below, unless the context indicates otherwise.

1.1	“Purchaser” refers to BitZERO Blockchain Inc.

1.2	“Supplier” refers to FAR Holdings Bermuda Ltd.

1.3	“Manufacturer” refers to JY Transformer Co. Ltd.

1.4	“Sales and Purchase Agreement,” “Contract,” or “Agreement” refers to this contract between the Purchaser and the Supplier, including all terms, provisions, conditions, and specifications.

1.5	“Purchase Price” refers to the Supplier’s contract price listed in Appendix 1.

1.6	“Equipment” refers to the Transformer to be constructed by the Manufacturer and provided by the Supplier under this Sales and Purchase Agreement.

1.7	“EXW” (Ex Works) shall have the meaning assigned to it in the International Rules for EXW, which refer to delivery at the Manufacturer’s premises (factory or warehouse).

1.8	“Services” refers to supervision of commissioning, technical assistance, training, and other obligations of the Manufacturer covered under this Agreement.

1.9	“Agreement Specifications” refers to the Supplier’s commercial offering, the Purchaser’s Technical Specifications, and any optional system spares, including any addenda or amendments agreed upon in writing by the Purchaser and the Supplier.

1.10	“Site Acceptance Test Certificate” (SAT) refers to the certificate issued by the Purchaser after successful completion of performance guarantee tests at the Site, marking the beginning of the “Warranty Period.”

1.11	“Completion Date” means the date on which the Manufacturer has successfully completed the Factory Test Report for all Equipment under this Agreement, has issued the Factory Test Report to the Purchaser, and has made all Equipment available for pickup at the Manufacturer’s premises in accordance with the EXW delivery term.

1.12	“Warranty Period” refers to the time during which the Manufacturer is fully responsible for addressing any defects in the design, engineering, materials, or manufacturing.

1.13	“Delivery Destination” refers to the location where the Equipment will be delivered, Exanorth AS, Tunnsjødalsveien 178, Trones 7892, Norway.

1.14	“Site” refers to the location where the Equipment will be installed in Norway.

1.15	“Supervision” refers to the services provided by an authorized representative of the Manufacturer to fulfill the Manufacturer’s obligations at the Site.

1.16	“Sub Supplier” refers to any person, firm, or corporation with whom the Manufacturer or the Supplier has contracted for the supply of any part of the Equipment and Services in accordance with the terms of this Agreement.

1.17	“Closing” refers to a date to be agreed among the Parties to occur no more than 5 business days from the date hereof.

ARTICLE 2 – GENERAL FEATURES

2.1	The Scope of Supply of Equipment is detailed in Appendix 1.

2.2	The Technical Specifications of Equipment are detailed in Appendix 2.

2.3	The Manufacturer shall be responsible for the completeness of the Scope of Supply. The submission and return of all drawings and technical documents by the Purchaser do not release the Manufacturer from their responsibility to fulfill the Scope of Supply.

2.4	The drawings, data, Technical Specification and other related technical documents that the Manufacturer is required to submit shall be provided to the Purchaser.

2.5	The Manufacturer shall execute the Agreement according to the Technical Specifications. The Supplier is required to immediately notify the Purchaser of any changes to the technical data related to the Equipment (e.g., technological developments) that the Manufacturer intends to implement.

2.6	In the event of any inconsistency or discrepancy between the Technical Specifications, the Scope of Supply, and the final approved construction drawings, the final approved drawings shall prevail and govern the manufacture, testing, and delivery of the Equipment. The Manufacturer shall ensure that all production conforms to the latest Purchaser-approved drawings.

ARTICLE 3 – AUTHORITY TO MODIFY

No modification or change to this Agreement, no waiver of any of its provisions, and no additional contractual relationships between the parties shall be valid or enforceable unless made through an amendment to this Agreement that is signed by both parties.

ARTICLE 4 – EFFECTIVE DATE OF AGREEMENT

This Agreement shall take effect on the date of receipt of the advance payment by the Supplier.

ARTICLE 5 – CONTRACT PRICE

The Purchaser agrees to purchase the Equipment from the Supplier for five million nine hundred sixty-five thousand nine hundred eighty dollars and zero cents (USD $5,965,980.00), referred to as the “Purchase Price.” The order amount shall be considered fixed and final on an EXW basis, inclusive of seaworthy packaging and all other items specified in Appendix 1 and aligned with the Purchaser’s original technical specifications.

ARTICLE 6 – TERMS OF PAYMENT

6.1	Purchase Price Structure. The Purchaser shall remit the total Purchase Price to the Supplier through a combination of cash payment and a convertible note, as follows:

a) Cash Payment: Three million one hundred eleven thousand nine hundred ninety dollars and zero cents (USD $3,111,990.00); and

b) Convertible Note: The remaining two million eight hundred fifty-three thousand nine hundred and ninety dollars and zero cents (USD $2,853,990.00) shall be provided to the Supplier in the form of a convertible note, with a face value of two million eight hundred fifty-three thousand nine hundred ninety dollars and zero cents (USD $2,853,990.00), issued by the Purchaser to Supplier. The convertible note shall be convertible into equity at a valuation of forty cents (USD $0.40) per share, shall bear an interest rate of ten percent (10%) per annum, shall mature in 18 months from the date of issuance (the “Maturity Date”), and, in the event of default, shall bear interest rate of twelve percent (12%) per annum (the “Interest Payment”). The Interest Payment shall be made in BitZERO’s shares at the price of $0.40 USD per share at the Maturity Date. Definitive documentation governing the note shall reflect customary and commercially reasonable terms for both parties, including conversion mechanics, rights upon default, anti-dilution provisions, no lock ups and other reasonable protective covenants that is requested by Supplier, and shall be freely assignable by Supplier (hereinafter, the “Convertible Note”).

6.2 Payment Schedule The payment obligations under this Agreement shall be made according to the following schedule:

1.	Prepayment. The Purchaser shall pay four hundred twenty-eight thousand ninety-eight dollars and fifty cents (USD $428,098.50) in cash at Closing.

2.	Progress Payment. The Purchaser shall pay two million six hundred eighty-three thousand eight hundred ninety-one dollars and fifty cents (USD $2,683,891.50) in cash, within five (5) calendar days of the issuance of the Factory Test Report, and prior to the release of any equipment from the manufacturer.

3.	Issuance of Convertible Note. The Purchaser shall issue the full amount of the convertible note in the amount of two million eight hundred fifty-three thousand nine hundred ninety dollars and zero cents (USD $2,853,990.00) to Supplier at Closing of this Agreement.

4.	Convertible Note Expiry Provision. The convertible note shall contain a provision stating that, in the event the Purchaser has fully complied with its obligations under this Agreement and the Completion Date does not occur on or before April 22, 2026, the convertible note shall be deemed null and void and of no further force or effect.

6.3	All payments made by the Purchaser to the Supplier are non-refundable and are not subject to any abatement, set-off, claim, counterclaim, adjustment, or reduction for any reason.

6.4	The required shipping documents are as follows:

- Three (3) originals of the Commercial Invoice.

- Three (3) originals of the Bill of Lading.

- One (1) original and two (2) copies of the Packing List.

- One (1) Name Plate per transformer.

ARTICLE 7 – LIMITATION OF EXPENDITURE

The Supplier shall not be authorized or compensated for any increase in total liability to the Purchaser or in the price of the work due to design changes, modifications, or interpretations of the statement of work unless such changes have been approved by the Purchaser through a written amendment to the Agreement before being incorporated into the work.

ARTICLE 8 – DELIVERY DATE

Production shall be completed within approximately ninety (90) days from the date of final drawing approval by the Purchaser, followed by an estimated thirty (30) days for sea transportation.

ARTICLE 9 – DELIVERY TERM

The delivery of the Equipment shall be made on an EXW (Ex Works) basis, with delivery taking place at the Manufacturer’s premises.

ARTICLE 10 – WARRANTY

10.1	The warranty period for the Equipment shall be thirty-six (36) months commencing from the date of issuance of the Site Acceptance Test Certificate (SAT), provided that installation, testing, and commissioning are performed in accordance with factory standards by a certified and qualified technical company. A copy of the corresponding test report shall be submitted to the Manufacturer via the Supplier. Notwithstanding the foregoing, the warranty period shall in any event commence upon the first energization of the Equipment, which shall occur no later than December 31, 2026. In the event the Equipment remains idle (i.e., not installed or energized) for more than six (6) months after arrival at site, the Client shall bear the cost of the oil change and nitrogen refill that may be required.

10.2.	The Supplier and the Manufacturer shall not be responsible, and the warranty shall not apply, if the Equipment has been subjected to any of the following:

a. Any damage occurring during transportation after the goods have been made available for pickup at the Manufacturer’s premises under EXW terms, including any damage sustained in transit or resulting from improper storage or handling by the Purchaser or its designated carrier;

b. Any alteration or modification made without the Manufacturer’s prior written consent.

ARTICLE 11 – PACKING, MARKING AND PREPARATION FOR SHIPMENT

The Manufacturer shall package the Equipment to ensure protection against the rigors of shipment, trans-shipment, multiple handling, and unloading, in accordance with INCOTERM 2000 and the mode of transport as per FIATA member carrier requirements and best commercial practices. The packaging and preparation for shipment shall include, but are not limited to, the following:

11.1	Packaging Standards: All equipment and materials shall be packaged in first-quality, seaworthy containers or packing. No second-hand equipment will be used. The Manufacturer is responsible for providing heater strips to prevent condensation and potential corrosion during the sea voyage.

11.2	Suitability for Transport: All packaging will be suitable for handling, transport loading, from factories to the port of embarkation, and for sea freight, train offloading, and movement to the Site. All packing materials will become the property of the Purchaser. Unless specified, the Manufacturer shall provide packing that protects the goods while in storage for up to six months.

11.3	Protective Measures: All equipment and materials, along with applicable instruction books, packing lists, and special site storage instructions, shall be carefully boxed, crated, or otherwise adequately prepared for shipment. The Manufacturer shall take all necessary precautions to prevent damage from rain, moisture, humidity, condensation, mould, rust, corrosion, shock, and vibration. Vacuum packing, vapor-proof barriers, and desiccant shall be provided when electrical or sensitive materials and equipment are exposed to rain, moisture, high humidity, or similar conditions. Bright or machined surfaces required for precision fit shall be coated with rust-preventive compounds.

11.4	Protection of Components: Flanges, studs, and exposed machine-finished surfaces shall be appropriately protected before shipment. Any equipment susceptible to damage by water or high humidity shall be encased in watertight and/or airtight containers, with suitable desiccants placed inside each airtight container to ensure a low-humidity atmosphere.

11.5	Sealing of Openings: The ends of all nozzles, pipes, tubes, and conduits while in transit and storage shall be covered with caps to seal against the entrance of humidity, dust, dirt, and other foreign matter. Caps must be designed to prevent their inclusion in any system or equipment. The outside surfaces of these items shall be protected with proper paint or coating, which shall not obscure grade markings. Pipes, tubes, and conduits shall be supplied and stored in neat bundles. All openings in items shall be capped, plugged, and sealed. Weld end preparations shall be protected from corrosion and physical damage.

11.6	Hazardous Materials: The Manufacturer shall package hazardous materials in certified containers or with certified materials in compliance with hazardous material standards.

11.7	Responsibility for Packing: The Manufacturer shall be responsible for ensuring that the packaging is suitable for transit and for any loss or damage resulting from faulty packing.

11.8	Insurance: When responsible for delivery of the Equipment, the Manufacturer shall fully insure the Equipment at its full commercial value from the moment of dispatch until delivery at the Delivery Destination. This insurance shall cover all risks, including but not limited to, loss, damage, theft, and any other unforeseen events that may occur during transit, handling, and unloading.

11.9	Equipment Identification:

a. General: Before leaving the Manufacturer’s facility, all apparatus and fittings shall be printed or stamped in at least two (2) places with a marking number or letter that corresponds to the marking number or letter on the approved drawing and/or material list.

b. Plated Material: Construction marks on galvanized or other plated materials shall be stamped before coating and must remain clearly legible after plating.

c. Number-Coded: The packing list shall be number-coded using the same numbering system as the master Bill of Lading (BOL). This numbering system shall be based on the specifications and drawing numbers for component identification.

11.10	Marking on Boxes, Cases, and Bundles: The marking on boxes, cases, or bundles shall be applied using block letters and shall be stencilled onto the box, case, or bundle with black indelible paint. The markings shall include the following information: (a) Port of Destination; (b) Case Number; (c) Name of the Supplier; (d) Packing list for each case as per Technical Specification (both inside and outside of fully covered casing); (e) Net Weight, Gross Weight, and Dimensions (length, width, height); (f) For sensitive equipment, the marking “Fragile”; and (g) Order Number. The Manufacturer shall indicate the Supplier’s order number on all relevant documents, including the commercial invoice, packing list, and any other related documentation.

ARTICLE 12 – HANDLING, LOADING, UNLOADING, TRANSPORTATION

12.1	Handling Standards. The Manufacturer shall comply with established international standards and regulations for the safe handling, loading, and unloading of the Equipment. These standards include, but are not limited to: a. The International Maritime Organization (IMO) guidelines for sea shipments; b. The European Agreement concerning the International Carriage of Dangerous Goods by Road (ADR) for applicable road transport within Europe; c. The International Air Transport Association (IATA) regulations for all air shipments, both domestic and international; d. The International Organization for Standardization (ISO) packaging and transport standards, including ISO 4180 for general cargo and ISO 1161 for container handling; and e. Norwegian customs and import regulations, where applicable, for final delivery to Norway.

12.2	Loading and Unloading Responsibilities. The Manufacturer is responsible for ensuring the safe loading of the Equipment onto trucks, trailers, flatbeds, containers, railcars, aircraft, or ocean vessels. The Manufacturer must secure the Equipment to endure the conditions and challenges of transportation, transshipment, and multiple handling during loading and unloading. This responsibility includes, but is not limited to, the following: (a) Blocking and bracing any shipping units or their components to prevent movement during transit; (b) Loading materials and equipment onto skids or pallets whenever possible to facilitate safe and efficient handling with standard equipment; (c) Notifying the Purchaser in advance if any unloading process will require non-standard procedures, such as the use of cranes, winches, or other special equipment; (d) Providing a properly designed handling frame and support for large equipment during transportation or storage. Any structural elements, such as angles, bars, or channels, that must be removed before installation shall be painted yellow and clearly labeled with the stenciled message “Remove Before Installation” in a contrasting color; and (e) For ocean shipments, all cargo that is not contained in standardized containers must be stowed below deck.

12.3	Transportation and Monitoring. When responsible for delivery of the Equipment, the Manufacturer shall use safe and reliable carriers to move the Equipment. Manufacturer shall allow enough time to schedule the shipment with carrier, load and secure the Equipment, and for the carrier to deliver the shipment on or before specified delivery date within the carrier’s normal transit time. Manufacturer shall install the impact recorder to monitor the whole transportation procedure, while the factory needs to put a seal alert “No Touch before Arriving Site.” To the maximum extent possible, ship all major material and equipment fully assembled. Sub-assemblies and/or components may be shipped separately with prior approval of Purchaser. In the event due to size considerations that a sub-assembly or component cannot be reasonably prepared for shipment on standard industry carriers within the confines of Manufacturer’s delivery obligations, specialized carriers may be considered. Supplier shall submit the transport dimension drawings and weight of affected material and equipment to the Purchaser for consideration.

ARTICLE 13 – INTELLECTUAL PROPERTY RIGHTS

13.1	The copyright for all drawings and other documents provided by the Manufacturer under this Agreement shall remain the exclusive property of the Manufacturer. The Purchaser is granted the right to use these drawings and documents solely for the purposes related to this Agreement.

13.2	The copyright for all drawings and other documents provided by the Purchaser under this Agreement shall remain the exclusive property of the Purchaser. The Manufacturer is granted the right to use these drawings and documents solely for the purposes related to this Agreement and not for any other purposes.

ARTICLE 14 – INSPECTION AND PERFORMANCE TESTS

14.1	The Purchaser’s authorized representative(s) shall have the right to investigate and inspect the Scope of Supply at any stage of production or delivery during reasonable working hours, at their own expense.

14.2	The Manufacturer shall, at its own expense, conduct performance tests of the equipment at its subcontractor’s workshops in accordance with international standards. The Purchaser, or an authorized inspector, shall have the right to attend these tests. The Manufacturer shall notify the Purchaser of the time and place where the tests will be conducted, at least fifteen (15) working days before the scheduled test date. These inspections and tests shall be completed before the related shipment, and the Manufacturer shall provide the Purchaser with the test and inspection reports.

14.3	If, after investigating, inspecting, examining, or testing any part of the equipment, the Purchaser or its authorized inspector determines that any part is defective or not in compliance with the Agreement, the Purchaser may reject that part by providing written notice to the Supplier within three (3) working days of completing the test or investigation. Upon receiving such notice, the Manufacturer shall immediately review the equipment. If the Manufacturer does not agree with the rejection and the parties cannot reach a resolution, the Purchaser and Manufacturer shall jointly seek to resolve the issue. If no agreement is reached, an international independent surveying company, such as TÜV Süd, Lloyd’s Register, Bureau Veritas, or another reputable firm, shall be appointed to assess the situation. The cost of this surveying company shall be borne by the Purchaser. The decision of the surveying company shall be binding on both parties. The Manufacturer shall remain obligated to fulfill all responsibilities under the Agreement regardless of the outcome.

14.4	Additionally, the Purchaser may appoint an international surveying company to inspect the manufacturing process at any time. The cost of this inspection shall be borne by the Purchaser. The decision of this surveying company shall be binding on both parties.

14.5	The tests of the transformer supplied by the Manufacturer under this Agreement shall be conducted in accordance with IEC (International Electrotechnical Commission) Standard 60076. The performance of the transformer shall be tested according to IEC 60076 and other relevant international regulations.

ARTICLE 15 – STANDARDS

The dimensions and tolerances of the products shall conform to the applicable standards established by the International Electrotechnical Commission (IEC). All materials and equipment supplied under this Agreement shall be designed, manufactured, and tested in full compliance with IEC standards, all applicable European standards, and other relevant international codes and regulations.

ARTICLE 16 – UNIT

The manufacture of the equipment shall use the metric system for all measurements, as follows:

●	Length: meter (m) or millimeter (mm)
●	Weight: ton (t) or kilogram (kg)
●	Temperature: degrees Celsius (°C)
●	Screw threads: to comply with ISO metric system
●	Pressure: to comply with the International System of Units (SI)

International System of Units (SI) will be applied to the final “as-built” drawings alongside the metric system.

ARTICLE 17 – PAINTING

Corrosion protection shall be in accordance with IEC 60076 Class 5. Welding or sandblasting shall be performed to SA 2.5 or an equivalent standard before being immediately painted with oil-resistant paint. Prior to painting, all surfaces shall be thoroughly cleaned, including sandblasting where necessary, to ensure they are free from loose substances and foreign matter. All unmachined surfaces of machinery, castings, structural members, and welded parts shall be painted with one coat of anticorrosive primer and two coats of finishing paint as soon as possible after surface preparation, for each piece of equipment, at the manufacturing shop. The Manufacturer shall provide a minimum of one (1) liter of touch-up paint, clearly labeled in English with application instructions and material hazard information.

ARTICLE 18 – STORAGE / SUSPENSION

18.1	In the event that the execution or delivery of the Scope of Supply under this Contract is delayed due to any act, omission, or fault of the Purchaser, the delivery schedule shall be extended accordingly, and the Supplier shall bear no liability for any resulting delay, cost, or loss incurred.

18.2	If the Contract is partially or wholly terminated or withdrawn by the Purchaser for reasons not attributable to the Manufacturer, the Supplier shall be entitled to claim compensation for the greater of any amounts paid pursuant to this Agreement and its actual costs expended in connection with this Agreement.

ARTICLE 19 – ASSIGNMENT & SUB-CONTRACTING

The Manufacturer shall not assign any part of its obligations to any third party without the prior written consent of the Purchaser. Such consent shall not be unreasonably withheld by the Purchaser. The Manufacturer guarantees that any subcontractors engaged by the Manufacturer to perform any part of the work under the Agreement will meet all contractual obligations.

ARTICLE 19.1 – ASSIGNMENT OF SUPPLIER’S RIGHTS

The Supplier hereby assigns all and every right it may have towards the Manufacturer in relation to the Equipment as described in this Sales and Purchase Agreement and will use its best effort to enforce such rights in favor of the Purchaser when required to do so.

ARTICLE 20 – CONFIDENTIAL NATURE OF DOCUMENTS

All contractual documents, drawings, photographs, plans, reports, recommendations, estimates, and any other data compiled or received by the Manufacturer under this Contract shall be the property of Purchaser. These materials shall be treated as confidential and shall be delivered exclusively to Purchaser upon completion of the work under this Agreement.

ARTICLE 21 – FORCE MAJEURE

21.1	If either the Purchaser, Supplier, or Manufacturer is wholly or partially prevented from fulfilling any of its obligations under the Agreement due to force majeure, such obligations shall be suspended to the extent and for the duration that they are affected by the force majeure. The party invoking this Article shall be entitled to a reasonable extension of time to fulfill the affected obligations, as may be necessary under the circumstances.

21.2	Force majeure, as referred to in this Article, shall include, but is not limited to, the following events: war, preparations for war, blockades, revolutions, insurrections, mobilizations, acts of governmental authorities, restrictions, Acts of God, plagues, freight embargoes, earthquakes, tidal waves, typhoons, storms, fires, explosions, floods, strikes, or any other conditions of a similar nature beyond the control of the affected party.

21.3	The party affected by the force majeure shall notify the other party in writing as soon as possible of the occurrence of the force majeure. Within three (3) days of such notification, the affected party shall send a certificate of evidence issued by the relevant authorities, confirming the occurrence of the force majeure, by registered airmail, provided such communication is available, or via electronic transmission.

21.4	If the force majeure event lasts for more than sixty (60) days, the parties shall meet to mutually agree on the appropriate measures to implement the Agreement moving forward.

ARTICLE 22 – GOVERNING LAW AND ARBITRATION

22.1	Governing Law. This Agreement and any non-contractual obligations arising out of or in connection with it shall be governed by and construed in accordance with the laws of the State of New York, without regard to its conflict-of-laws principles that would result in the application of the laws of any other jurisdiction.

22.2	Jurisdiction. Each party irrevocably submits to the exclusive jurisdiction of the state and federal courts located in the County and State of New York for the purpose of any suit, action, or proceeding arising out of or relating to this Agreement. Each party waives any objection it may have to the venue of such proceedings in such courts and any claim that such proceedings have been brought in an inconvenient forum.

22.2	Arbitration: At the election of FAR, any dispute, controversy, or claim arising out of or relating to this Agreement shall be finally settled by arbitration administered by the International Centre for Dispute Resolution (ICDR), the international division of the American Arbitration Association (AAA), in accordance with its International Arbitration Rules then in effect. The seat of arbitration shall be New York, New York, and the language of arbitration shall be English. The arbitral award shall be final and binding on the Parties, and judgment on the award may be entered in any court of competent jurisdiction.

10.4	Waiver of Jury Trial. Each party knowingly and voluntarily waives any right it may have to a trial by jury in any proceeding arising out of or relating to this Agreement. This waiver is a material inducement to the execution of this Agreement.

ARTICLE 23 – TAXES AND DUTIES

All taxes, duties, or charges imposed by the Government of the People’s Republic of China in connection with the performance of this Contract and payable by the Supplier under the applicable tax laws, including any applicable international tax treaties, shall likewise be borne solely by the Supplier.

ARTICLE 24 – FOLLOW-ON SUPPORT

The Manufacturer commits to providing the Purchaser with spare parts and technical support for the equipment for ten (10) years from the date of the Site Acceptance Test Certificate (SAT).

ARTICLE 25 – SAFETY, HEALTH AND ENVIRONMENT

The project shall be executed without loss of life, injury to personnel, damage to equipment or facilities, and without any environmental damage due to spills, unplanned discharges or improper waste handling. All applicable regulations with respect to health, safety, and environmental issues shall be met. PCB, asbestos or any other material known to represent health risk shall not be used. The Contract Object must conform with national emission regulations. This must be documented in the tender documents in form of an Environmental Product Declaration (EPD) according to EN 15804 or a similar environmental documentation described in ISO 14025. Emission regulations apply to the sum of climate gas emissions for the Contract Object from raw materials to factory inlet (A1-A3) according to EN 15804. The EPD for materials and products will be utilized to examine and document the environmental burden according to emissions for the project.

ARTICLE 26 – LANGUAGE

All notices, communications, statements, and other technical and commercial documentation required under this Agreement shall be provided in the English language. Nameplate fonts shall also be available in English.

ARTICLE 27 – APPENDIXES

The following Appendix 1 and Appendix 2 form an integral part of this Agreement and incorporated by reference herein, as though fully set forth herein.

ARTICLE 28 – ENTIRE AGREEMENT

This Agreement constitutes the entire agreement of the parties hereto and supersedes all prior representations, understandings, undertakings or agreements (whether oral or written and whether expressed or implied) of the parties with respect to the subject matter hereof. This Agreement may not be altered, modified, or amended, unless such amendment or subsequent modification is in writing and signed by all parties hereto.

ARTICLE 29 – COUNTERPARTS

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which, taken together, constitute one and the same agreement.

IN WITNESS WHEREOF the Parties acknowledge that this Agreement has been duly executed and delivered as of the date and year first above-mentioned.

[Signatures follow on the next page.]

Supplier	Purchaser
FAR Holdings Bermuda Ltd	BitZERO Blockchain Inc.

Signature:	Signature:
Name: Franco Albo	Name: Mohammed Bakhashwain
Title: CEO and Director	Title: President

Date:	Date:

Appendix 1 – Scope of Supply

Product Description	EXW Price (USD)	Qty.	Total (USD)

3-Phase Station Class Power Transformer –

New Build 60 MVA: 50 Hz, 65°C Rise.
Primary (High Voltage): 132 kV Delta-Star
Secondary (Low Voltage): 22 kV Delta
Impedance: ~10.5% (Standard)
Cooling: ONAN Mineral Oil
Winding Material: Cu/Cu
Bushings: Top Mounted

132 kV ±10 x 1.5% on-load tap changers shall be located in a separate tank and manufactured by Shanghai Huaming Power Equipment Co.
Standard transformer protection devices such as oil level indicator, Buchholz relay, winding and oil temperature indicators, pressure relief device, and oil sampling valves shall be included. For OLTC, transformer and expansion tank according to IEC 60076.
Tier 2 efficiency value: 99.745%.

	$1,672,000	2	$3,344,000

3-Phase Distribution Transformer – 3600 kVA:

22/0.415 kV, 50 Hz, Dyn11 Connection.

KNAN required FR3 Oil

Hermetically Sealed Type Temperature Measurement:

Thermometer with dual contacts DGPT2 or similar.

Protection: DGPT2 multi-function protection relay with

integrated PT100 temperature transmitter

Tier 2 efficiency classification: AL Tier 2

The design shall comply with the following standards:

NVF:2024,

FEF:2006,

NEK 440,

EN 60076 Series power transformers,

EN 60214-1:2014 and IEC 601214 Series Tapchangers.

IEC 60296:2020 Fluids for electrotechnical applications, unused mineral insulating oils for transformers and switchgear.

IEC 60259 Ed. 2.2, 2013 / Cor. 1, 2019 Degrees of protection provided by enclosures (IP code), NS-EN ISO 1461:2022 Hot dip galvanized coatings on fabricated iron and steel articles, NS-EN-ISO 12944-2:2017 Paint and varnishes - corrosion protection of steel structures by protective paint systems - Part 2: classification of environments,

EN 61000 series Electromagnetic compatibility.

	$84,580	31	$2,621,980

Total Contract Value: USD $5,965,980.
Packaging: Wooden case, seaworthy standard.
Payment Terms: $428,098.50 cash advance upon signing; $2,853,990 convertible note upon signing; $2,683,891.50 cash before dispatch.
Warranty: 3 years from installation, commencing no later than Dec 31 2026; Client covers oil change and nitrogen refill that may be required if idle over six months.
Construction Lead Time: Approximately 90 days after final drawing approval.

Appendix 2 – Technical Specifications of Equipment

Section A – 60 MVA 132/22 kV Main Power Transformer

Parameter	Unit	Specification
Product type	—	Three-phase, two-winding oil transformer with natural oil and air circulation; voltage regulation under load on HV side; model SFZ-60000/132. Huaming HMV III-400Y/72.5-12233W.
Standard	—	IEC 60076
Quantity	pcs	2
Rated system voltage	kV	132
Maximum operating voltage	kV	145
Installation category	—	Outdoor
Ambient temperature	°C	+40 to –45
Altitude	m	Up to 1000
Seismic resistance	MSK-64 points	≥ 6
Rated voltage HV/LV	kV/kV	132 / 22
Rated power HV/LV	MVA/MVA	60 / 60
Frequency	Hz	50
Vector group	—	YNd11 N dimensioned for 25 kA/ 1 second short circuit current.
No-load current (max)%		0.60
Short-circuit impedance	%	10.5
Efficiency	%	99.745
No-load losses (max)	kW	28
Short-circuit losses on main branch (max)	kW	210
Conductor material	—	Copper
HV insulation test – LI full lightning impulse	kV	650
HV insulation test – chopped lightning impulse	kV	715
HV insulation test – 1-minute AC	kV	275
LV insulation test – chopped lightning impulse	kV	125
LV insulation test – 1-minute AC (r.m.s.)	kV	50
Short-circuit strength	—	Test or calculation based on verified methodology; transformer testing required. Minimum 31,5 kA on 132 kV side.
Insulation heat resistance	Class	A
Core construction	—	Step-lap technology
Magnetic circuit grounding terminal	—	Required on outer surface of tank

Parameter	Unit	Specification
HV bushings (quantity)	—	HV 3 / LV 3 / neutral 1
HV bushing insulation	—	Internal oil; external porcelain
20 kV bushing insulation	—	Dry type with external porcelain insulation. The 132 kV connection shall be Pfisterer Connex socket rated for 145 kV system voltage, for connecting 630 AL cable (Size 6).
Cooling type	—	Natural oil circulation; radiators mounted on tank; flat-stamped construction
Oil conservator	—	Required; constant oil presence across all operating modes and temperatures
Breathing system	—	Self-regenerating air dryer with humidity sensor and mesh filter. Expanding rubber bellows required.
Oil dipstick	—	With min/max sensors, UV filter, protective glass, and reference marks for –45 °C, +15 °C, +40 °C
Oil level indicators	—	Expander and transformer types; switch with min/max alarm contacts (Shenyang Deguang or equivalent)
Gas relay	—	With gas sampling device (no lifting required); Shenyang Deguang make
Oil temperature indicator	—	Four contacts; analogue outputs 4–20 mA
Winding temperature indicator	—	Fujianlide
Temperature sensors	—	Fujianlide
Shut-off valve	—	According to manufacturer technical solution
On-load tap changer (OLTC) switching technology	—	Shanghai Huaming Power Equipment Co. vacuum tap changer
OLTC tap range	—	10 × 1.5 % on HV side
OLTC service life before first inspection	operations	≥ 500 000
OLTC mechanical life of contactor	operations	≥ 1 200 000
OLTC equipment	—	Jet relay, external position sensor (logometer), trigger counter
OLTC motor voltage	V	~415 V AC
OLTC control circuits voltage	V	~110 V DC
OLTC position indication	—	Displayed on automatic voltage regulator and logometer
OLTC position sensor interface	—	Four BCD signals; 6 Ω row; 10 Ω row; 4–20 mA analogue
Mean time between failures	h	≥ 25 000

Parameter	Unit	Specification
Service life	years	≥ 30
Service life of sealing rubber	years	≥ 30
Warranty period of operation	months	36
Technical maintenance	—	Per manufacturer’s operating instructions
Safety requirements	—	Fire safety compliant; tank must be grounded. Control equipment for transformer are to be delivered with IEC 61850 interface to all functionality. Delivery of two remote digital controllers for main transformers, 1 per transformer of type SHM-KX. All texts, nameplates, instructions and descriptions to be delivered in English language and according to IEC 600076.
Ground connection thread	—	M12
Ground strap cross-section	mm	40 × 4
Grounding contact location	—	Bottom of tank on LV side
Access	—	Ladder with safety barrier attached to tank; stops provided
Sound level at 2 m (max)	dBA	85
Oil supply for operation	—	Complete filling of expander and tank; mineral oil type
Secondary cabling sheathing	—	“ng” grade copper with UV and mechanical protection
Secondary connection conduits	—	Stainless-steel corrugated pipe
Technical documentation set	—	Passports, instructions, drawings, acceptance tests, OLTC and oil test reports. 3D model, declaration of conformity.
Spare parts and accessories	—	As required for warranty period operation
Extra oil for warranty period	%	≥ 2 % of total volume
Tank colour	—	RAL 7035
Trolley	—	Swivel rollers with skid plates

Section B – 3600 kVA 22/0.415 kV Padmount Transformer

Transformers shall have increased protection. This requires insulating fluid type K, for example Environmental Oil, Natural Ester Cooper FR3 or MIDEL. Furthermore, the transformer tank must be type tested and withstand an overpressure of 1.05 bar without bursting.

Parameter	Unit	Specification
Product type	—	Padmount Transformer
Installation type	—	Outdoor
Rated power	kVA	3600

Parameter	Unit	Specification
Service altitude	m	< 1000
Ambient temperature	°C	40
Cooling method	—	KNAN
Temperature rise (oil / windings)	K	60 / 65
Phases	—	3
Frequency	Hz	50
Primary voltage	V	22000
Secondary voltage	V	420
Core type	—	Cold-rolled grain-oriented
HV taps	—	Off-load, ± 2 × 2.5%
Vector group	—	Dyn11
HV winding	—	Aluminium
LV winding	—	Aluminium
No-load current	%	0.5 ± 30%
Impedance	%	6
Losses	—	In accordance with Tier-2 Technical Specification
Insulation class	—	Class A
AC withstand voltage HV	kV	50
AC withstand voltage LV	kV	3
Lightning impulse voltage HV	kV	125
Short-circuit withstand duration	s	2
Expansion tank	—	Oil pillow type
Tank construction	—	Corrugated wall type: No
Cover type	—	Bolted cover
Oil type	—	Mineral oil (IEC 60296). KNAN required (MIDEL or Coopers FR3 or similar).
Sound level LWA	dB	Not specified
Colour	—	RAL 7033
Corrosion level	—	C5
Dimensions / weights	—	Approximate; values not stated
HV bushings	pcs	3 Touchsafe, Euromold 250 A
LV bushings	pcs	4
Thermometer pocket	pcs	1
PT100	pcs	1
Wheels	pcs	4
LV flags	pcs	4

Parameter	Unit	Specification
Lifting lugs	pcs	2
Name plates	pcs	2
Earthing terminals	pcs	2
Drain valve	pcs	1
Oil filling pipe	pcs	1
Lashing eyes	pcs	4
Tap changer	pcs	2
Multifunctional protection relay DGPT2	pcs	1
Compliance	—	IEC 60076-1
Routine test	—	Included according to IEC 60076-1
Note on dimensions / weights	—	“Dimensions and weights are approximate”